UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For August 2019

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K (including the text under the headings “Financial Results for the Second Quarter Ended June 30, 2019,” “Financial Results for the Six Months Ended June 30, 2019,” the accompanying financial statements, and “Forward Looking Statements”  in Exhibit 99.1 and Exhibit 99.2) are being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065 and 333-225789.

Other Information

On August 7, 2019, Check-Cap Ltd. (the “Company”) issued a press release announcing its financial results for the second quarter of 2019. In addition, the Company released its consolidated financial statements as of June 30, 2019 (Unaudited).

A copy of both the press release and consolidated financial statements as of June 30, 2019 (Unaudited) are attached hereto as Exhibits 99.1 and 99.2 are incorporated herein by reference.

Exhibit

Exhibit No.	Description

99.1	Press Release, dated August 7, 2019

99.2	Consolidated Financial Statements as of June 30, 2019 (Unaudited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: August 7, 2019		Title: Chief Executive Officer